Exhibit 99.1

NIO Inc. Provides March and First Quarter 2026 Delivery Update

•	35,486 vehicles were delivered in March 2026, increasing by 136.0% year-over-year
•	83,465 vehicles were delivered in the three months ended March 2026, increasing by 98.3% year-over-year
•	Cumulative deliveries reached 1,081,057 as of March 31, 2026

SHANGHAI, China, April 01, 2026 (GLOBE NEWSWIRE) -- NIO Inc. (NYSE: NIO; HKEX: 9866; SGX: NIO) (“NIO” or the “Company”), a pioneer and a leading company in the global smart electric vehicle market, today announced its March and first quarter 2026 delivery results.

The Company delivered 35,486 vehicles in March 2026, representing an increase of 136.0% year-over-year. The deliveries consisted of 22,490 vehicles from the Company’s premium smart electric vehicle brand NIO, 6,877 vehicles from the Company’s family-oriented smart electric vehicle brand ONVO, and 6,119 vehicles from the Company’s small smart high-end electric car brand FIREFLY. The Company delivered 83,465 vehicles in the first quarter of 2026, representing an increase of 98.3% year-over-year. Cumulative deliveries reached 1,081,057 as of March 31, 2026.

On March 20, 2026, our flagship premium SUV, the NIO All-New ES8, achieved its 80,000th delivery within just 181 days, marking an exceptional market performance, underscored by its No. 1 position in China’s large SUV segment for three consecutive months, across all energy types and price ranges. Driven by its differentiated product capabilities and sustained user demand, the All-New ES8 continues to strengthen its leadership in the large SUV market.

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the global smart electric vehicle market. Founded in November 2014, NIO aspires to shape a sustainable and brighter future with the mission of “Blue Sky Coming”. NIO envisions itself as a user enterprise where innovative technology meets experience excellence. NIO designs, develops, manufactures and sells smart electric vehicles, driving innovations in next-generation core technologies. NIO distinguishes itself through continuous technological breakthroughs and innovations, exceptional products and services, and a community for shared growth. NIO provides premium smart electric vehicles under the NIO brand, family-oriented smart electric vehicles through the ONVO brand, and small smart high-end electric cars with the FIREFLY brand.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements, circulars or other publications made on the websites of each of The Stock Exchange of Hong Kong Limited (the “SEHK”) and the Singapore Exchange Securities Trading Limited (the “SGX-ST”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture vehicles of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the battery swapping, BaaS, and NIO Assisted and Intelligent Driving and its subscription services; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of its vehicles; its ability to control costs associated with its operations; its ability to build its current and future brands; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC and the announcements and filings on the websites of each of the SEHK and SGX-ST. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: http://ir.nio.com

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